SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

02 SEP -3 AM 9:07

02049624

28 August 2002

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

We enclose an Appendix providing information on our Company's repurchase of its own shares on 26 August 2002 and 27 August 2002 on the Stock Exchange of Hong Kong Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

PROCESSED
SEP 06 2002
THOMSON
FINANCIAL

IK/ld/cw

Encl.

dlw 9/5

c.c. Clifford Chance
- Mr. Jeff Maddox/Ms. Lisa Bostwick

J P Morgan
- Ms. Tintin Subagyo

E\cw\sa\repsh\adr_28.8.2002.doc.1

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED

Repurchase of Shares

Date of Repurchase	No. of Ordinary Shares Repurchased	Highest Price Per Share	Lowest Price Per Share
26 August 2002	76,000	HK$5.200	HK$5.150
27 August 2002	60,000	HK$5.100	HK$5.050